Exhibit 6.7

CHINO COMMERCIAL BANK, N.A.

AMENDMENT TO SALARY CONTINUATION AGREEMENT

     WHEREAS, Dann H. Bowman (“Executive”) entered into Salary Continuation Agreement with Chino Commercial Bank, N.A. (the “Bank”) effective July 1, 2006 (the “Agreement”), specifying the terms of Executive’s employment by the Bank as President and Chief Executive Officer;

     WHEREAS, the parties desire to amend the Agreement to comply with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”);

NOW, THEREFORE, the parties hereto agree that the following shall take effect as of the date hereof:

     1. Section 409A Limitation. It is the intention of the Bank and Executive that the severance and other benefits payable to Executive under this Agreement either be exempt from, or otherwise comply with, Section 409A. Notwithstanding any other term or provision of this Agreement, to the extent that any provision of this Agreement is determined by the Bank, with the advice of its independent accounting firm or other tax advisors, to be subject to and not in compliance with Section 409A, including, without limitation, the definition of “change in control” or the timing of commencement and completion of severance benefit and/or other benefit payments to Executive hereunder in connection with a merger, recapitalization, sale of shares or other "change in control", or the amount of any such payments, such provisions shall be interpreted in the manner required to comply with Section 409A. The Bank and Executive acknowledge and agree that such interpretation could, among other matters, (i) limit the circumstances or events that constitute a “change in control;” (ii) delay for a period of six (6) months or more, or otherwise modify the commencement of severance and/or other benefit payments; and/or (iii) modify the completion date of severance and/or other benefit payments. The Bank and Executive further acknowledge and agree that if, in the judgment of the Bank, with the advice of its independent accounting firm or other tax advisors, amendment of this Agreement is necessary to comply with Section 409A, the Bank and Executive will negotiate reasonably and in good faith to amend the terms of this Agreement to the extent necessary so that it complies (with the most limited possible economic effect on the Bank and Executive) with Section 409A. For example, if this Agreement is subject to Section 409A and it requires that severance and/or other benefit payments must be delayed until at least six (6) months after Executive terminates employment, then the Bank and Executive would delay payments and/or promptly seek a written amendment to this Agreement that would, if permissible under Section 409A, eliminate any such payments otherwise payable during the first six (6) months following Executive’s termination of employment and substitute therefor a lump sum payment or an initial installment payment, as applicable, at the beginning of the seventh (7th) month following Executive’s termination of employment which in the case of an initial installment payment would be equal in the aggregate to the amount of all such payments thus eliminated.

     2. No Further Amendment. Except as set forth herein the terms of the Agreement shall remain in full force and effect without modification or amendment.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of December 31, 2008.

CHINO COMMERCIAL BANK, N.A.

By: /s/ Thomas A Woodbury
Thomas A. Woodbury
Chairman of the Compensation Committee

/s/ Dann H. Bowman

Dann H. Bowman

(“Executive”)